Will H. Cai
+852 3758 1210
wcai@cooley.com

January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Eric Atallah Ms. Lynn Dicker Mr. Daniel Crawford Mr. Alan Campbell

Re:	APRINOIA Therapeutics Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 29, 2023 CIK No. 0001998311

Ladies and Gentlemen:

On behalf of our client, APRINOIA Therapeutics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 9, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Pipeline, page 3

1.
We note your response to prior comment 7 and reissue in part. Please revise your pipeline table to clearly disclose the licensing arrangements related to your product candidates. For example, we note your pipeline table does not disclose that you license APN-1607 from QST and sublicense it to Yitai in mainland China.

In addition, we note your response to prior comment 18 stating that your collaboration agreements are not material contracts pursuant to Item 601(b)(10) of Regulation S-K, in part because your α-Syn PET programs are in preclinical stages of development. Given your response to prior comment 18 and your statement that the collaboration agreements are not material contracts, please tell us why your α-Syn PET programs are sufficiently material to merit inclusion in the Summary pipeline table. Please also provide us with your analysis as to why your tau and α-Syn degrader programs are sufficiently material to merit inclusion in this table. Alternatively, please revise your pipeline table to remove these programs. We do not object to your discussion of the programs elsewhere in the prospectus.

January 25, 2024

In response to the Staff’s comment, the Company has revised pages 3 and 87 of the Registration Statement to include the licensing arrangements related to the Company’s product candidates.

With respect to the α-Syn PET programs, the Company respectfully advises the Staff that while the collaboration agreements are not material contracts pursuant to Item 601(b)(10) of Regulation S-K and that its α-Syn PET programs are sufficiently material to merit inclusion in the pipeline chart for the following reasons:

(i).
The α-Syn PET tracers are the Company’s lead diagnostic program targeting pathological α-synuclein proteins.  The Company has developed a α-Syn PET tracer lead candidate (CPA-1213) that it has studied substantially in non-human primates and animal model (rodent), and the Company intends to further study this program and advance it into IND-enabling stage in 2024.

(ii).	The Company intends to allocate a portion of the proceeds from this offering to fund the research and development activities relating to its α-Syn PET tracer programs.

With respect to the tau and α-Syn degrader programs, the Company respectfully advises the Staff that they are sufficiently material to merit inclusion in the pipeline chart for the following reasons:

(i).
These programs are of strategic significance to the Company, as they are the Company’s most innovative and cutting-edge platforms that have the potential to herald an entirely new class of drugs for the treatment of neurodegenerative disorders.

(ii).
The Company is focused on advancing the programs to the next R&D stage. Specifically, both degrader programs are currently at lead optimization stages aiming for improved physicochemical properties, brain exposure and eventually robust in vivo efficacy by oral dosing. The Company’s goal is to advance at least one degrader compound to IND-enabling GLP toxicology studies in 2025.

(iii).	The Company intends to allocate a portion of the proceeds from this offering to fund the research and development activities relating to its degrader therapeutic candidates.

The Company has revised the disclosure on pages 2, 3, 12, 61, 86 and 87 of the Registration Statement to reflect the above.

2.
We note your responses to prior comments 4 and 9 and your revised disclosure stating that your Phase 2 clinical trial of APN-1607 in AD and your Phase 1 trial of APNmAb005 are active and not recruiting. Please revise to briefly state why these trials are not currently recruiting.

In response to the Staff’s comment, the Company has revised pages 2, 4, 5, 86, 88, 89, 92 and 98 of the Registration Statement.

55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

January 25, 2024

Business

Our Next-Generation Diagnostics Pipeline, page 90

3.
We note your response to prior comment 17 and re-issue. Please revise your discussion of APN-1607, where appropriate, to clearly describe the clinical trials in which these observations were made including the number of enrollees, the primary and secondary endpoints, adverse events and whether the trials met their endpoints. Please note that providing citations to these trials is not sufficient.

In response to the Staff’s comment, the Company has revised pages 92 and 93 of the Registration Statement.

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55 Hudson Yards, New York, New York  10001-2157
t: +1 212 479 6000  f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:
Mark S. Shearman, Chief Executive Officer, APRINOIA Therapeutics Inc.
Brian Achenbach, Chief Financial Officer, APRINOIA Therapeutics Inc.
Lana Gladstein, General Counsel, APRINOIA Therapeutics Inc.
Timothy Pitrelli, Esq., Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Leah Gonzales, Audit Partner, MaloneBailey, LLP
Michael J. Blankenship, Winston & Strawn LLP